Exhibit 99.1

ERMENEGILDO ZEGNA GROUP REPORTS FY 2025 REVENUES1 OF €1,917 MILLION, WITH AN IMPROVEMENT IN Q4 DRIVEN BY DTC AT THE ZEGNA BRAND

•Q4 2025 revenues of €591.0 million, +0.3% YoY and +4.6% organic2 confirming a sequential acceleration versus Q3, driven primarily by the Group’s strategic priority on DTC:
•By Channel: DTC3 +3.9% Year-on-Year (YoY) and +9.6% organic, with robust growth across all three brands. Wholesale performance, -12.9% YoY and -11.6% organic, reflects the Group’s continued focus in the DTC channel.
•By Brand: ZEGNA brand +2.4% YoY and +7.4% organic with a solid performance in DTC (+5.2% YoY and +10.3% organic), in sequential acceleration versus Q3. Thom Browne -3.7% YoY and +1.4% organic with positive DTC (+3.0% YoY and +11.2% organic). TOM FORD FASHION -2.3% YoY and +1.5% organic with DTC -1.3% YoY and +4.8% organic.
•By Geography: the Americas continued to outperform the other regions with continued strength in EMEA.
•FY 2025 revenues of €1,916.9 million, -1.5% YoY and +1.1% organic.
February 2, 2026 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced preliminary and unaudited revenues of €1,916.9 million for fiscal year 2025, -1.5% YoY from €1,946.6 million in fiscal year 2024 (+1.1% organic). In the fourth quarter of 2025 revenues reached €591.0 million, +0.3% YoY and +4.6% organic.

Ermenegildo “Gildo” Zegna, Executive Chairman of the Ermenegildo Zegna Group, commented: “The last quarter of the year delivered organic revenue growth of +10% in our strategic DTC channel at Group level, with a sequential improvement and the positive contribution of each of our three brands. ZEGNA, in particular, accelerated further during the quarter boosted by a double-digit organic growth in the DTC channel. This performance confirms the strength of our vision and the relevance of our strategy. 2025 was also a milestone year for our Group and for our family. I have decided to take a step forward as we empower the next generation of leaders. Gianluca Tagliabue has taken the role of Group’s CEO, and I passed the torch to the fourth generation, with Edoardo and Angelo Zegna now leading the ZEGNA brand.

I remain deeply committed to protecting our legacy. Our uniqueness, our continuous pursuit of excellence and our unmatched Filiera are the essence of our heritage and the foundation of our strategy. These elements came to life in the recent ZEGNA fashion show, A Family Closet, where the brand opened the doors of the family’s archives to forge beautifully crafted, timeless collections. It is with this clarity that we look ahead to the coming months. In a volatile environment, we move forward with prudence and focused priorities, grounded in the values of our unique legacy, shaped over generations and consistently embedded in our actions”.
1 Throughout this press release, revenues for the year 2025 and for the fourth quarter of 2025 are preliminary and unaudited. The unaudited revenues for the year 2025 included in this release are subject to the completion of accounting and annual audit procedures and therefore subject to change.

2 Revenues on an organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange, (b) acquisitions & disposals, and (c) changes in license agreements where the Group operates as a licensee. See the non-IFRS financial measures section starting on page 7 of this press release for the definition and reconciliation of non-IFRS financial measures.

3 DTC: Direct-to-Consumer

Revenues Analysis - FY 2025 and Q4 2025

REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	FY 2025 vs FY 2024				Q4 2025 vs Q4 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
ZEGNA brand	1,181,583	1,163,722	1.5%	4.7%	361,738	353,112	2.4%	7.4%
Thom Browne	268,469	314,712	(14.7%)	(12.2%)	91,108	94,645	(3.7%)	1.4%
TOM FORD FASHION	317,056	314,514	0.8%	3.1%	98,322	100,590	(2.3%)	1.5%
Textile	134,229	138,153	(2.8%)	(3.1%)	37,358	36,610	2.0%	1.0%
Other (1)	15,610	15,546	0.4%	0.8%	2,502	4,274	(41.5%)	(40.9%)
Total revenues	1,916,947	1,946,647	(1.5%)	1.1%	591,028	589,231	0.3%	4.6%
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(1)Other mainly includes revenues from agreements with third party brands.

In FY 2025, revenues for the ZEGNA brand were €1,181.6 million compared €1,163.7 million in FY 2024 (+1.5% YoY and +4.7% organic). In Q4, the brand reached revenues of €361.7 million, +2.4% YoY and +7.4% organic, driven by a solid sequential acceleration in the DTC channel.

In FY 2025, revenues for the Thom Browne brand amounted to €268.5 million, compared to €314.7 million in FY 2024 (-14.7% YoY and -12.2% organic). In Q4, the brand reported revenues of €91.1 million, -3.7% YoY and +1.4% organic, with double-digit growth in the DTC channel, offset by the continued streamlining of the wholesale business.

In FY 2025, revenues for TOM FORD FASHION (TFF) amounted to €317.1 million, compared to €314.5 million in FY 2024 (+0.8% YoY and +3.1% organic). In Q4, the brand reported revenues of €98.3 million, -2.3% YoY and +1.5% organic, driven by positive performance in the DTC channel.

Textile revenues were €134.2 million in FY 2025, compared to €138.2 million in FY 2024 (-2.8% YoY and -3.1% organic), with Q4 at +2.0% YoY and +1.0% organic. Other revenues were €15.6 million in FY 2025, compared to €15.5 million in FY 2024 (+0.4% YoY and +0.8% organic).

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	FY 2025 vs FY 2024				Q4 2025 vs Q4 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	1,045,275	1,004,308	4.1%	7.4%	330,401	314,065	5.2%	10.3%
Thom Browne	191,493	186,066	2.9%	7.9%	60,592	58,855	3.0%	11.2%
TOM FORD FASHION	212,215	200,302	5.9%	9.8%	63,247	64,111	(1.3%)	4.8%
Total Direct to Consumer (DTC)	1,448,983	1,390,676	4.2%	7.9%	454,240	437,031	3.9%	9.6%
As a percentage of branded products (1)	82%	78%			82%	80%
Wholesale branded
ZEGNA brand	136,308	159,414	(14.5%)	(12.5%)	31,337	39,047	(19.7%)	(16.5%)
Thom Browne	76,976	128,646	(40.2%)	(40.0%)	30,516	35,790	(14.7%)	(14.1%)
TOM FORD FASHION	104,841	114,212	(8.2%)	(8.3%)	35,075	36,479	(3.8%)	(4.1%)
Total Wholesale branded	318,125	402,272	(20.9%)	(20.2%)	96,928	111,316	(12.9%)	(11.6%)
As a percentage of branded products	18%	22%			18%	20%
Textile	134,229	138,153	(2.8%)	(3.1%)	37,358	36,610	2.0%	1.0%
Other (2)	15,610	15,546	0.4%	0.8%	2,502	4,274	(41.5%)	(40.9%)
Total revenues	1,916,947	1,946,647	(1.5%)	1.1%	591,028	589,231	0.3%	4.6%
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(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

DTC Revenues Analysis

In FY 2025, Group DTC revenues were €1,449.0 million compared to €1,390.7 million in FY 2024 (+4.2% YoY and +7.9% organic). In Q4 the channel reported +3.9% YoY and +9.6% organic growth, reflecting sequential acceleration driven by ZEGNA and Thom Browne.

ZEGNA DTC revenues grew +4.1% YoY and +7.4% organic in FY 2025. In Q4, DTC revenues reported +5.2% YoY and +10.3% organic, driven by EMEA, particularly the Middle East, and the Americas, notably the U.S. At the end of December, ZEGNA operated 282 Directly Operated Stores (DOS), unchanged from the end of September 2025.

Thom Browne DTC revenues were up +2.9% YoY and +7.9% organic in FY 2025. In Q4, DTC revenues reported +3.0% YoY and +11.2% organic, in sequential acceleration mainly driven by the Americas and Japan, supported by some significant store openings. At the end of December, Thom Browne counted 123 DOS, with 1 net closure in Q4 in Asia.

TOM FORD FASHION DTC revenues were up +5.9% YoY and +9.8% organic in FY 2025. In Q4, DTC revenues were down 1.3% YoY (+4.8% organic) driven by the positive performance in EMEA and Rest of APAC. Q4 performance was in sequential slowdown, since Q3 benefitted by a dense commercial and marketing boost. At the end of December, TOM FORD FASHION counted 66 DOS, in line with the number at the end of September 2025.

Wholesale Branded Revenues Analysis

In FY 2025, wholesale branded revenues were €318.1 million, compared to €402.3 million in FY 2024 (-20.9% YoY and -20.2% organic). In Q4, wholesale branded revenues were €96.9 million, -12.9% YoY and -11.6% organic.
ZEGNA wholesale revenues were €136.3 million in FY 2025, compared to €159.4 million in FY 2024 (-14.5% YoY and -12.5% organic), with Q4 down 19.7% YoY (-16.5% organic). This performance largely reflects the decision to limit the distribution of some iconic products.

Thom Browne wholesale revenues decreased to €77.0 million in FY 2025, compared to €128.6 million in FY 2024 (-40.2% YoY and -40.0% organic). Q4 performance was -14.7% YoY and -14.1% organic, reflecting the decision to defocus from this channel.
TOM FORD FASHION wholesale revenues were €104.8 million in FY 2025, compared to €114.2 million in FY 2024 (-8.2% YoY and -8.3% organic) in line with the strategy to strengthen the direct control on distribution. In Q4, TFF reported -3.8% YoY and -4.1% organic.
REVENUES BY GEOGRAPHIC AREA (Unaudited)

	FY 2025 vs FY 2024				Q4 2025 vs Q4 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
EMEA (1)	683,846	680,259	0.5%	1.4%	203,883	194,673	4.7%	6.5%
Americas (2)	566,069	524,790	7.9%	12.0%	182,018	166,603	9.3%	15.6%
Greater China Region	435,173	509,378	(14.6%)	(11.9%)	134,676	156,294	(13.8%)	(9.9%)
Rest of APAC (3)	228,809	229,877	(0.5%)	3.8%	69,723	71,074	(1.9%)	5.1%
Other (4)	3,050	2,343	30.2%	31.2%	728	587	24.0%	26.4%
Total revenues	1,916,947	1,946,647	(1.5%)	1.1%	591,028	589,231	0.3%	4.6%
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(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

In FY 2025, EMEA recorded revenues of €683.8 million (+0.5% YoY and +1.4% organic), representing 36% of the Group’s revenues. In Q4 2025, the region recorded +4.7% YoY and +6.5% organic growth, mainly driven by solid DTC performance from both local clients and travelers.
In FY 2025, revenues in the Americas amounted to €566.1 million (+7.9% YoY and +12.0% organic), representing 30% of the Group’s revenues. In Q4 2025, the region reported +9.3% YoY and +15.6% organic growth, with very strong results at ZEGNA and Thom Browne.
In FY 2025, the Greater China Region (GCR) recorded revenues of €435.2 million (-14.6% YoY and -11.9% organic), representing 23% of the Group’s revenues. In Q4, GCR revenues were -13.8% YoY and -9.9% organic. The slight deterioration compared to Q3 was driven by a slowdown at Thom Browne and TFF DTC, as well as the Group’s wholesale performance, influenced by different delivery timing.
In FY 2025, revenues in the Rest of APAC reached €228.8 million (-0.5% YoY and +3.8% organic). Q4 2025 revenues were -1.9% YoY and +5.1% organic, driven by sequential improvement at ZEGNA and solid performance by TFF in the region.

Group Monobrand(1) Store Network at December 31, 2025

	At December 31, 2025				At September 30, 2025				At December 31, 2024
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	79	10	12	101	78	10	12	100	76	9	11	96
Americas	76	35	14	125	76	35	13	124	72	28	13	113
Greater China Region	74	36	12	122	75	38	13	126	78	40	12	130
Rest of APAC	53	42	28	123	53	41	28	122	55	39	28	122
Total Direct to Consumer (DTC)	282	123	66	471	282	124	66	472	281	116	64	461
EMEA	41	4	16	61	41	5	16	62	44	5	16	65
Americas	57	1	46	104	59	1	46	106	59	1	46	106
Greater China Region	9	9	—	18	9	10	—	19	11	10	—	21
Rest of APAC	5	4	3	12	5	5	1	11	4	5	2	11
Total Wholesale	112	18	65	195	114	21	63	198	118	21	64	203
Total	394	141	131	666	396	145	129	670	399	137	128	664
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(1)Monobrand store count includes our DOS (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
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SIGNIFICANT EVENTS IN THE FOURTH QUARTER OF 2025

New Leadership Structure
On November 24, 2025, Ermenegildo Zegna Group announced a new leadership structure for the Group and for the ZEGNA brand, effective January 1, 2026. Ermenegildo “Gildo” Zegna has assumed the role of Group Executive Chairman, Gianluca Tagliabue has assumed the role of Group CEO subject to shareholders’ approval at the next annual general meeting while Gian Franco Santhià has been appointed as Group CFO. Edoardo and Angelo Zegna, members of the fourth generation of the Zegna family, have been appointed as Co-CEOs of the ZEGNA brand.
SIGNIFICANT EVENTS AFTER DECEMBER 31, 2025

SAKS GLOBAL
On January 13, 2026, Saks Global filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code. At the time of this press release, Saks Global is negotiating terms with vendors, including the Ermenegildo Zegna Group, with respect to past due payables. At present, the Company does not have sufficient information to comment further.

About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,200 employees and recorded revenues of €1.92 billion in 2025.
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Contacts

Paola Durante, Chief of External Relations and Sustainability
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com
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Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; pandemics or other public health crises; international business, regulatory, social and political risks; restrictions on trade and the imposition of tariffs among countries; political instability, geopolitical tensions or conflicts and the imposition of sanctions (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, and sanctions imposed onto Russia); the occurrence of acts of terrorism or similar events, conflicts or civil unrest; existing or future disputes, proceedings or litigation; future sales of our securities in the public market; our ability to maintain compliance with applicable listing standards; volatility in our share price; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities, as well as our directly operated stores; risks related to the sale of our products through our direct-to-consumer channel; risks related to our wholesale channel, including as concerns points of sale operated by third parties, the risk of insolvency of our wholesale customers, and our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; any malfunction or disruption in our information technology and networks, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; credit risk; the high level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; changes in, or failures to comply with, applicable laws and regulations, or actions taken by regulatory authorities; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events, factors and developments may cause that view to change, and it is not possible to assess the impact of such event, factor or development on the Company’s and the Group’s business. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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Appendix

REVENUES BY SEGMENT (Unaudited)

	FY 2025 vs FY 2024				Q4 2025 vs Q4 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
Zegna	1,363,177	1,348,839	1.1%	3.7%	411,944	404,426	1.9%	6.0%
Thom Browne	268,899	314,818	(14.6%)	(12.1%)	91,248	94,417	(3.4%)	1.8%
Tom Ford Fashion	317,056	314,514	0.8%	3.1%	98,322	100,586	(2.3%)	1.5%
Intersegment eliminations	(32,185)	(31,524)	n.m.(*)	n.m.	(10,486)	(10,198)	n.m.	n.m.
Total revenues	1,916,947	1,946,647	(1.5%)	1.1%	591,028	589,231	0.3%	4.6%
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(*) Throughout this section “n.m” means not meaningful.

Intersegment eliminations include revenues from products that the Textile and Other lines (included in the Zegna segment) sell to the Group’s brands.

Non-IFRS Financial Measures
The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.
We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (organic or organic growth)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic or organic growth). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.
In calculating organic growth, the following adjustments are made to revenues:

(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(3)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of revenues on an organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the year ended December 31, 2025 compared to the year ended December 31, 2024 and for the three months ended December 31, 2025 compared to the three months ended December 31, 2024.
Segment

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	1.1%	(2.7%)	3.8%	0.1%	—%	3.7%
Thom Browne	(14.6%)	(2.5%)	(12.1%)	—%	—%	(12.1%)
Tom Ford Fashion	0.8%	(2.3%)	3.1%	—%	—%	3.1%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%

	Q4 2025 vs Q4 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	1.9%	(4.1%)	6.0%	—%	—%	6.0%
Thom Browne	(3.4%)	(5.2%)	1.8%	—%	—%	1.8%
Tom Ford Fashion	(2.3%)	(3.8%)	1.5%	—%	—%	1.5%
Total	0.3%	(4.3%)	4.6%	—%	—%	4.6%

Brand and product line

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	1.5%	(3.2%)	4.7%	—%	—%	4.7%
Thom Browne	(14.7%)	(2.5%)	(12.2%)	—%	—%	(12.2%)
TOM FORD FASHION	0.8%	(2.3%)	3.1%	—%	—%	3.1%
Textile	(2.8%)	0.3%	(3.1%)	—%	—%	(3.1%)
Other	0.4%	(0.4%)	0.8%	—%	—%	0.8%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%

	Q4 2025 vs Q4 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	2.4%	(5.0%)	7.4%	—%	—%	7.4%
Thom Browne	(3.7%)	(5.1%)	1.4%	—%	—%	1.4%
TOM FORD FASHION	(2.3%)	(3.8%)	1.5%	—%	—%	1.5%
Textile	2.0%	1.0%	1.0%	—%	—%	1.0%
Other	(41.5%)	(0.6%)	(40.9%)	—%	—%	(40.9%)
Total	0.3%	(4.3%)	4.6%	—%	—%	4.6%

Distribution channel

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	4.1%	(3.4%)	7.5%	0.1%	—%	7.4%
Thom Browne	2.9%	(5.0%)	7.9%	—%	—%	7.9%
TOM FORD FASHION	5.9%	(3.9%)	9.8%	—%	—%	9.8%
Total Direct to Consumer (DTC)	4.2%	(3.7%)	7.9%	—%	—%	7.9%
Wholesale branded
ZEGNA brand	(14.5%)	(2.0%)	(12.5%)	—%	—%	(12.5%)
Thom Browne	(40.2%)	(0.2%)	(40.0%)	—%	—%	(40.0%)
TOM FORD FASHION	(8.2%)	0.1%	(8.3%)	—%	—%	(8.3%)
Total Wholesale branded	(20.9%)	(0.7%)	(20.2%)	—%	—%	(20.2%)
Textile	(2.8%)	0.3%	(3.1%)	—%	—%	(3.1%)
Other	0.4%	(0.4%)	0.8%	—%	—%	0.8%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%

	Q4 2025 vs Q4 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	5.2%	(5.2%)	10.4%	0.1%	—%	10.3%
Thom Browne	3.0%	(8.2%)	11.2%	—%	—%	11.2%
TOM FORD FASHION	(1.3%)	(6.1%)	4.8%	—%	—%	4.8%
Total Direct to Consumer (DTC)	3.9%	(5.8%)	9.7%	0.1%	—%	9.6%
Wholesale branded
ZEGNA brand	(19.7%)	(3.2%)	(16.5%)	—%	—%	(16.5%)
Thom Browne	(14.7%)	(0.6%)	(14.1%)	—%	—%	(14.1%)
TOM FORD FASHION	(3.8%)	0.3%	(4.1%)	—%	—%	(4.1%)
Total Wholesale branded	(12.9%)	(1.3%)	(11.6%)	—%	—%	(11.6%)
Textile	2.0%	1.0%	1.0%	—%	—%	1.0%
Other	(41.5%)	(0.6%)	(40.9%)	—%	—%	(40.9%)
Total	0.3%	(4.3%)	4.6%	—%	—%	4.6%

Geographic area

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	0.5%	(0.9%)	1.4%	—%	—%	1.4%
Americas (2)	7.9%	(4.1%)	12.0%	—%	—%	12.0%
Greater China Region	(14.6%)	(2.7%)	(11.9%)	—%	—%	(11.9%)
Rest of APAC (3)	(0.5%)	(4.3%)	3.8%	—%	—%	3.8%
Other (4)	30.2%	(1.0%)	31.2%	—%	—%	31.2%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%
______________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

	Q4 2025 vs Q4 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	4.7%	(1.9%)	6.6%	0.1%	—%	6.5%
Americas (2)	9.3%	(6.3%)	15.6%	—%	—%	15.6%
Greater China Region	(13.8%)	(3.9%)	(9.9%)	—%	—%	(9.9%)
Rest of APAC (3)	(1.9%)	(7.0%)	5.1%	—%	—%	5.1%
Other (4)	24.0%	(2.4%)	26.4%	—%	—%	26.4%
Total	0.3%	(4.3%)	4.6%	—%	—%	4.6%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.